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SEC FILE NUMBER
8-68732

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/23___ AND ENDING ___12/31/23___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **SGI Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7 Penn Plaza, Suite 1400
_____
(No. and Street)

New York	**NY**	**10001**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrew Schupak	**212-582-4210**	**as@sgic-securities.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weaver and Tidwell, LLP
_____
(Name – if individual, state last, first, and middle name)

4400 Post Oak Parkway, Suite 1100 **Houston**	**TX**	**77027**
(Address) (City)	(State)	(Zip Code)

10/14/2003	**410**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Andrew Schupak _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SGI Securities LLC _____ , as of 12/31 _____ , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: President

Notary Public

MARY E. BUTLER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01CO6227430
Qualified in New York County
Commission Expires August 30, 20 26

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SGI SECURITIES LLC

December 31, 2023

SGI SECURITIES LLC

December 31, 2023

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member of
SGI Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SGI Securities LLC as of December 31, 2023, the related statements of operations and changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of SGI Securities LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of SGI Securities LLC's management. Our responsibility is to express an opinion on SGI Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SGI Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Explanation Regarding Exemption from the Reserve Requirement under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of SGI Securities LLC's financial statements. The supplemental information is the responsibility of SGI Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as SGI Securities LLC's auditor since 2011.

Little Falls, New Jersey
March 1, 2024

Weaver and Tidwell, L.L.P.
150 Clove Road | Little Falls, New Jersey 07424
Main: 862.946.6100

CPAs AND ADVISORS | WEAVER.COM

SGI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS

Cash	$ 23,523
Other Assets	687
TOTAL ASSETS	**$ 24,210**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable	$ 2,910
MEMBER'S EQUITY	21,300
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 24,210**

The accompanying notes are an integral part of these financial statements.

SGI SECURITIES LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
December 31, 2023

FEE REVENUE	$ 206,800
OPERATING EXPENSES	
Compensation	170,000
Professional Fees	37,721
Rent	24,000
Office Supplies	1,200
Other Expenses	3,536
TOTAL OPERATING EXPENSES	236,457
NET LOSS	(29,657)
Member's equity, beginning of year	10,779
Member's contributions	40,178
Member's withdrawals	-
Member's equity, end of year	$ 21,300

The accompanying notes are an integral part of these financial statements.

SGI SECURITIES LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(29,657)
Adjustments to reconcile net income to net cash provided by operating activities		
Expenses paid by sole member		25,178
Changes in operating assets and liabilities		
Increase in other assets		(35)
Increase in accounts payable		1,498
Net cash used in operating activities		(3,016)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's Contributions		15,000
Member's Withdrawals		-
Net cash provided by financing activities		15,000
Net increase in cash		11,984
Cash beginning of year		11,539
Cash end of year	$	23,523

The accompanying notes are an integral part of these financial statements.

SGI SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2023

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

SGI Securities LLC (formerly known as SGI Cambium Securities) (the "Company") was formed as a sole member New York limited liability company on September 10, 2010. The company was granted registration as a securities broker-dealer on June 7, 2011 by the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 (the "Act"), as amended, and has been a member of the Financial Industry Regulatory Authority ("FINRA") since June 2011. The Company is registered in the state of New York to do business in the private placement of securities. The activities of broker-dealers are regulated by industry through the Act and rules and regulations of FINRA. The Company's primary sources of revenue are from fees generated in connection with the areas of private placements and debt offerings.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Fee revenue is earned from providing advisory services. The Company accounts for revenue earned from contracts with customers under "Revenue from Contracts with Customers (Topic 606)".

Fee revenue is typically fixed and determined based on the terms of the contract; therefore, they are included in the transaction price at the time of contract inception.

Some fee revenue is considered variable, as it is contingent upon a future event and is excluded from the transaction price until the uncertainly associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone. For the year ending December 31, 2023, the Company did not recognize any fee revenue that is considered variable.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised deliverables or services to its customers. A deliverable or service is transferred to a customer when, or as, the customer obtains control of that deliverable or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in, satisfying the performance obligation in a manner that depicts the transfer of the deliverables or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised deliverable or service. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

The amount of revenue recognized in either situation reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e. the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable compensation in the transaction price, the Company considers the range of possible outcomes, the predictive value of its past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records a contract liability until the performance obligations are satisfied.

NOTES TO FINANCIAL STATEMENTS
December 31, 2023

INCOME TAXES

As a single-member limited liability company, the Company is treated as a disregarded entity for income tax purposes. Thus, the Company's financial activity is reported in conjunction with the Federal income tax filing of its Member.

The Company follows FASB ASC 740-10, Accounting for Uncertainty in Income Taxes, which provides guidance on accounting for uncertainty in income taxes recognized in the Company's financial statements. As of December 31, 2023, the Company had no uncertain tax positions that require either recognition or disclosure in the Company's financial statements.

NOTE B - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2023 the Company had aggregate indebtedness of $2,910 and exceeded the minimum net capital requirements. At December 31, 2023, the Company had net capital, as defined, of $20,613, which was $15,613 in excess of its required minimum net capital of $5,000, and $14,613 in excess of its early warning required net capital.

NOTE C - STATEMENT REGARDING EXEMPTION FROM RESERVE REQUIREMENT

The Company does not effect transactions for customers as defined in SEC Rule 15c3-3 and, accordingly, does not claim exemption from preparing computations as defined in that rule.
The Company files an exception report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

NOTE D - EXPENSE AGREEMENT- RELATED PARTY

The Company has an Expense Sharing Agreement (ESA) with its sole member whereby member agrees to fund overhead and operation expenses. In 2023, $40,178 was contributed in accordance with the ESA by its sole member. The agreement allows for reimbursement to the Member, from time to time, at Company's discretion.

During 2023, the Company entered into three agreements with a related party for supporting services in relation to advisory contracts. The managing member of the Company wholly owns the related party. Related party expenditures totaled $89,500 for the year ended December 31, 2023, of which was paid in full.

NOTE E - CASH AND CASH EQUIVALENTS

The Company considers all highly liquid unrestricted investments with original maturities of three months or less when purchased to be Cash Equivalents.

SGI SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2023

NOTE F - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, the date of these financial statements through March 1, 2024 the date these financial statements were available for issuance. Pursuant to the requirements of FASB ASC Topic 855, there were no events or transactions occurring during this subsequent event reporting period that require recognition or disclosure in the financial statements.

NOTE G - COMMITMENTS, CONTINGENCIES OR GUARANTEES

The Company is not aware of any commitments, contingencies or guarantees not otherwise disclosed.

NOTE H – CONCENTRATIONS

100% of fee revenue was attributable to three customers during the year ended December 31, 2023.

SGI SECURITIES LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2023

Member's capital	$	21,300
Less non-allowable assets:		
Other assets		(687)
Net capital	$	20,613
Minimum net capital required per 15c3-1(a)(2)	$	5,000
Aggregate indebtedness from Statement of Financial Condition	$	2,910
Ratio of aggregate indebtedness to net capital		14.12%
Debt-equity ratio computed in accordance with 15c3-1(d)		0.00%

Note:
There are no material differences between the computation of net capital presented above and the computation of net capital included in the Company's unaudited Form X-17-A-5, Part IIA filing as of December 31, 2023.

SGI SECURITIES LLC

SCHEDULE II
EXPLANATION REGARDING EXEMPTION FROM THE RESERVE REQUIREMENT
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2023

The Company is exempt from the requirements of SEC Rule 15c3-3 and, therefore, does not prepare either the reserve requirement computation or information exemption relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



Report of Independent Registered Public Accounting Firm

To the Member of
SGI Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) SGI Securities LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limited its business activities exclusively to receiving compensation for advisory services performed. In addition, the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SGI Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SGI Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Little Falls, New Jersey
March 1, 2024

SGI SECURITIES LLC

EXEMPTION REPORT
December 31, 2023

SGI Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving compensation for advisory services performed and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SGI Securities LLC

I, Andrew Schupak, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature

Title: President

Date: 27 February 2024

FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

SGI SECURITIES LLC

December 31, 2023

SGI SECURITIES LLC

December 31, 2023

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member of
SGI Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SGI Securities LLC as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SGI Securities LLC as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SGI Securities LLC's management. Our responsibility is to express an opinion on SGI Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SGI Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as SGI Securities LLC's auditor since 2011.

Little Falls, New Jersey
March 1, 2024

Weaver and Tidwell, L.L.P.
150 Clove Road | Little Falls, New Jersey 07424
Main: 862.946.6100

CPAs AND ADVISORS | WEAVER.COM

THIS PAGE IS FOR INTERNAL FILE RECORDS ONLY

BALANCE SHEET FOR PUBLIC INSPECTION IS PRESENTED ON NEXT PAGE

SGI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS

Cash	$ 23,523
Other Assets	687
TOTAL ASSETS	**$ 24,210**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable	$ 2,910
MEMBER'S EQUITY	21,300
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 24,210**

NET CAPITAL REQUIREMENT:

The Company is subject to the Securities ond Exchange Commission Uniform Net Capital Rule /Rule 15c3-1}, which requires the maintenance of a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or$5,000 minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2023 the Company had aggregate indebtedness of $2,910 and exceeded the minimum net capital requirements. The Company complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)/2)/i}. At December 31, 2023, the Company had net capital, as defined, of $20,613, which was $15,613 in excess of its required minimum net capital of $5,000, and $14,613 in excess of its early warning required net capital.

The most recent audited Statement of Financial Condition place of availability for examination, is at the principal office of SGI Securities LLC.

The accompanying notes are an integral part of this financial statement.

SGI SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2023

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
<u>ORGANIZATION</u>

SGI Securities LLC (formerly known as SGI Cambium Securities) (the "Company") was formed as a sole member New York limited liability company on September 10, 2010. The company was granted registration as a securities broker-dealer on June 7, 2011 by the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 (the "Act"), as amended, and has been a member of the Financial Industry Regulatory Authority ("FINRA") since June, 2011. The Company is registered in the state of New York *to* do business in the private placement of securities. The activities of broker-dealers are regulated by industry through the Act and rules and regulations of FINRA. The Company's primary sources of revenue are from fees generated in connection with the areas of private placements and debt offerings.

<u>ESTIMATES</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

<u>REVENUE RECOGNITION</u>

Fee revenue is earned from providing advisory services. The Company accounts for revenue earned from contracts with customers under "Revenue from Contracts with Customers (Topic 606)".

Fee revenue is typically fixed and determined based on the terms of the contract; therefore, they are included in the transaction price at the time of contract inception.

Some fee revenue is considered variable, as it is contingent upon a future event and is excluded from the transaction price until the uncertainly associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone. For the year ending December 31, 2023, the Company did not recognize any fee revenue that is considered variable.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised deliverables or services to its customers. A deliverable or service is transferred to a customer when, or as, the customer obtains control of that deliverable or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in, satisfying the performance obligation in a manner that depicts the transfer of the deliverables or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised deliverable or service. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

The amount of revenue recognized in either situation reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e. the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable compensation in the transaction price, the Company considers the range of possible outcomes, the predictive value of its past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records a contract liability until the performance obligations are satisfied.

INCOME TAXES

As a single-member limited liability company, the Company is treated as a disregarded entity for income tax purposes. Thus, the Company's financial activity is reported in conjunction with the Federal income tax filing of its Member.

The Company follows FASB ASC 740-10, Accounting for Uncertainty in Income Taxes, which provides guidance on accounting for uncertainty in income taxes recognized in the Company's financial statements. As of December 31, 2023, the Company had no uncertain tax positions that require either recognition or disclosure in the Company's financial statements.

NOTE B - NET CAPITAL REQUIREMENT

The Company is subject *to* the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 *to* 1. At December 31, 2023 the Company had aggregate indebtedness of $2,910 and exceeded the minimum net capital requirements. At December 31, 2023, the Company had net capital, as defined, of $20,613, which was $15,613 in excess of its required minimum net capital of $5,000, and $14,613 in excess of its early warning required net capital.

NOTE C - STATEMENT REGARDING EXEMPTION FROM RESERVE REQUIREMENT

The Company does not effect transactions for customers as defined in SEC Rule 15c3-3 and, accordingly, does not claim exemption from preparing computations as defined in that rule.
The Company files an exception report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

NOTE D - EXPENSE AGREEMENT- RELATED PARTY

The Company has an Expense Sharing Agreement (ESA) with its sole member whereby member agrees to fund overhead and operation expenses. In 2023, $40,178 was contributed in accordance with the ESA by its sole member. The agreement allows for reimbursement to the Member, from time to time, at Company's discretion.

During 2023, the Company entered into three agreements with a related party for supporting services in relation to advisory contracts. The managing member of the Company wholly owns the related party. Related party expenditures totaled $89,500 for the year ended December 31, 2023, of which was paid in full.

NOTE E - CASH AND CASH EQUIVALENTS

The Company considers all highly liquid unrestricted investments with original maturities of three months or less when purchased to be Cash Equivalents.

NOTE F - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, the date of these financial statements through March 1, 2024 the date these financial statements were available for issuance. Pursuant to the requirements of FASB ASC Topic 855, there were no events or transactions occurring during this subsequent event reporting period that require recognition or disclosure in the financial statements.

NOTE G - COMMITMENTS, CONTINGENCIES OR GUARANTEES

The Company is not aware of any commitments, contingencies or guarantees not otherwise disclosed.

NOTE H – CONCENTRATIONS

100% of fee revenue was attributable to three customers during the year ended December 31, 2023.